UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            _______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 1)
                            _______________________

                             EKCO GROUP, INC.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                   28263610
                                (CUSIP Number)
                            _______________________

                                T. MICHAEL LONG
                         BROWN BROTHERS HARRIMAN & CO.
                                59 WALL STREET
                             NEW YORK, N.Y. 10005
                           TEL. NO.:  (212) 493-8401
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)
                            _______________________

                                MARCH 25, 1996
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  Page 1 of 19 Pages

                             SCHEDULE 13D


CUSIP NO.  28263610                          Page    2   of   19   Pages




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             The 1818 Fund, L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A) [ ]
                                                             (B) [X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

             N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  0
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH         8                   SHARED VOTING POWER

                                        881,542 shares

             9                   SOLE DISPOSITIVE POWER

                                        0

             10                  SHARED DISPOSITIVE POWER

                                        881,542 shares

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             881,542 shares

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 5%

14           TYPE OF REPORTING PERSON

             PN

                             SCHEDULE 13D


CUSIP NO.  28263610                        Page    3   of   19   Pages




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Brown Brothers Harriman & Co.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A) [ ]
                                                             (B) [X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

             N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             New York

             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  0
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH         8                   SHARED VOTING POWER

                                        881,542 shares

             9                   SOLE DISPOSITIVE POWER

                                        0

             10                  SHARED DISPOSITIVE POWER

                                        881,542 shares

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             881,542 shares

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 5%

14           TYPE OF REPORTING PERSON

             PN

                             SCHEDULE 13D


CUSIP NO.  28263610                             Page    4   of   19   Pages




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             T. Michael Long

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A) [ ]
                                                             (B) [X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

             N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  0
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH         8                   SHARED VOTING POWER

                                        881,542 shares

             9                   SOLE DISPOSITIVE POWER

                                        0

             10                  SHARED DISPOSITIVE POWER

                                        881,542 shares

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             881,542 shares

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 5%

14           TYPE OF REPORTING PERSON

             IN

                                 SCHEDULE 13D


CUSIP NO.  28263610                          Page    5   of   19   Pages




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Lawrence C. Tucker

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A) [ ]
                                                             (B) [X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

             N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  0
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH         8                   SHARED VOTING POWER

                                        881,542 shares

             9                   SOLE DISPOSITIVE POWER

                                        0

             10                  SHARED DISPOSITIVE POWER

                                        881,542 shares

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             881,542 shares

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 5%

14           TYPE OF REPORTING PERSON

             IN

                                                    Page 6 of 19 Pages



                  AMENDMENT NO. 1 TO SCHEDULE 13D


Item 1.  SECURITY AND ISSUER.

           This Amendment No. 1 amends and restates in its entirety the

Schedule 13D dated December 30, 1992  (the "Original Statement") (the Original

Statement, as amended and restated hereby, shall be known as the "Statement"),

with respect to the common stock, par value $.01 per share (the "Common

Stock"), and the 7.0% Subordinated Convertible Notes due November 30, 2002 (the

"Notes"), of Ekco Group, Inc., a Delaware corporation (the "Company"), whose principal executive office is located at 98 Spit Brook Road, Nashua, New

Hampshire 03062.  Prior to their repurchase by the Company on March 25, 1996,

the Notes were convertible into shares of Common Stock in accordance with their terms.


Item 2.  IDENTITY AND BACKGROUND.

           (a), (b), (c) and (f).  This Statement on Schedule 13D is being filed by The 1818 Fund, L.P., a Delaware limited partnership (the "Fund"),

Brown Brothers Harriman & Co., a New York limited partnership and general partner of the Fund ("BBH & Co."), T. Michael Long ("Long") and Lawrence C.

Tucker ("Tucker") (the Fund, BBH & Co., Long and Tucker are referred to collectively herein as the "Reporting Persons").

           The Fund was formed to provide a vehicle for institutional and substantial corporate investors to acquire significant equity interests in medium-sized publicly owned United States corporations that could benefit from the presence of a large, management supportive shareholder with a relatively long-term investment goal.  BBH & Co. is a private bank.  Pursuant to a resolution adopted by the partners of BBH & Co., BBH & Co. has designated and appointed Long and Tucker, or either of them, the sole and exclusive partners of BBH & Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition)

                                                    Page 7 of 19 Pages



with respect to the shares of Common Stock, the Notes and the shares of Common Stock into which the Notes were convertible.

           The address of the principal business and principal offices of the

Fund and BBH & Co. is 59 Wall Street, New York, New York 10005.

           The business address of each of Long and Tucker is 59 Wall Street,

New York, New York 10005.  The present principal occupation or employment of each of Long and Tucker is as a general partner of BBH & Co.  Long and Tucker are citizens of the United States of America.

           The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each general partner of BBH & Co. is set forth on Schedule I hereto and is incorporated herein by reference.

           (d) and (e).  During the last five years, neither any Reporting

Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I hereto, which is incorporated herein by reference, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Pursuant to the Securities Purchase Agreement (a copy of which was attached to the Original Statement as Exhibit 1), dated as of December 22, 1992

(the "Securities Purchase Agreement"), by and between the Company and the Fund,

the Company issued, and

                                                    Page 8 of 19 Pages


the Fund acquired from the Company, 881,542 shares of

Common Stock (the "Common Shares"), for a purchase price of $8,000,000, and

$22,000,000 in aggregate principal amount of the Notes (the Notes, together with the Common Shares are sometimes collectively referred to herein as the

"Securities"), for an aggregate purchase price (the "Purchase Price") of

$30,000,000, upon the terms and subject to the conditions set forth in the

Securities Purchase Agreement.  The Notes, prior to their repurchase by the

Company on March 25, 1996, were convertible into an aggregate of 2,095,238 shares of Common Stock.

           The funds used by the Fund to pay the Purchase Price were obtained by the Fund from capital contributions made by its partners pursuant to pre-

existing capital commitments.

           The Note (a copy of which was attached to the Original Statement as

Exhibit 2) provided that the Company could, at its sole option and election, at any time and from time to time during the period beginning November 30, 1994 and ending November 29, 1996 (provided certain conditions described therein are satisfied), redeem all or a portion of the Notes, for the redemption price as provided in the Notes.  The Notes, prior to their repurchase by the Company,

were convertible, at any time and from time to time, in whole or in part, at the holder's option into a number of shares of Common Stock equal to the principal amount of the Note being converted divided by the "Conversion Price,"

initially set at $10.50, but subject to anti-dilution adjustments described in the Notes.


Item 4.  PURPOSE OF TRANSACTION.

           The Fund acquired the Securities for investment purposes.  The

Securities Purchase Agreement and the Registration Rights Agreement, dated as of December 22, 1992, between the Company and the Fund (the "Registration

Rights Agreement") (a copy of the Registration Rights Agreement was attached to the Original Statement as Exhibit 3),

                                                    Page 9 of 19 Pages


contained, among other things, certain

provisions that relate to (i) the acquisition of additional securities of the

Company, (ii) the disposition of securities of the Company and (iii) a change in the present Board of Directors of the Company, including any plans or proposals to change the number of directors or to fill any existing vacancies on the Board and (iv) other actions that may impede the acquisition of control of the Company by any person.

           The Fund agreed in the Securities Purchase Agreement that:

                (a)   so long as the Purchaser holds (A) shares of Common Stock

acquired upon the conversion or exchange of the Notes, (B) Common Shares or (C)

Notes convertible or exchangeable (after giving effect to any adjustments) into shares of Common Stock, that (in the case of clauses (A), (B) and (C)) in the aggregate represent five percent (5%) or more of the total number of shares of

Voting Stock (as defined in the Securities Purchase Agreement) outstanding of the Company (assuming the full conversion of the Notes into Common Stock), and for a period of two (2) years thereafter, without the approval of the Board of

Directors of the Company, (A) no partner of BBH & Co. will purchase any Voting

Stock of the Company with respect to funds within such partner's discretion and

(B) BBH & Co. will not purchase any Voting Stock of the Company for any of its managed accounts or other entities in which it acts as investment manager,

unless instructed to do so; provided, however, that BBH & Co. shall be entitled to process any unsolicited orders to buy any Voting Stock of the Company and

BBH & Co. shall be entitled to solicit orders to purchase or recommend that

Persons purchase Voting Stock of the Company, other than solicitations of, or recommendations specifically made to, any Persons for whom it manages accounts or acts as investment manager; and

                (b)   so long as the Purchaser holds (A) shares of Common Stock

acquired upon conversion or exchange of the Notes, (B) Common Shares or (C)

Notes convertible or exchangeable (after giving effect to any adjustments) into shares of Common

                                                    Page 10 of 19 Pages

Stock, that (in the case of clauses (A), (B) and (C)) in the aggregate represent five percent (5%) or more of the total number of shares of

Voting Stock outstanding of the Company (assuming the full conversion of the

Notes into Common Stock), and for a period of five (5) years thereafter,

without the approval of the Board of Directors of the Company, neither the

Purchaser nor BBH & Co. will (i) purchase (other than through the exercise of conversion rights or by way of stock splits, reclassifications or stock dividends or other distributions or offerings on a pro rata basis to all holders of securities of the Company or of any class of securities of the

Company) for its own account any Voting Stock of the Company, (ii) initiate,

propose or otherwise participate in a proxy solicitation in opposition to the

Board of Directors or initiate or propose a tender offer opposed by the Board of Directors of the Company or (iii) act as a financial advisor to any group proposing any such proxy solicitation or tender offer.

           "Voting Stock" as defined in the Securities Purchase Agreement means, with respect to any corporation, any securities of such corporation whose holders are entitled under ordinary circumstances to vote for the election of directors of such corporation (irrespective of whether at such time securities of any other class or classes shall have or might have voting power by reason of the happening of any contingency).  Upon the repurchase of the

Notes by the Company, the Fund ceased to own Common Shares or Notes convertible or exchangeable into shares of Common Stock that in the aggregate represent five percent (5%) or more of the shares of Voting Stock outstanding of the

Company.

           Subject to the above limitations, the Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of Common Stock at prices deemed favorable, the Company's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate.

Alternatively, the Reporting Persons may sell all or a portion of

                                                    Page 11 of 19 Pages


their Common Shares in the open market or in privately negotiated transactions subject to the terms of the Securities Purchase Agreement and to the factors and conditions referred to above.  The Securities Purchase Agreement does contain certain provisions that restrict the Fund's ability to sell Common

Shares, including prohibiting a Securities sale if the Fund knows that the purchaser of such Securities is at the time of such sale, or would as a result of such sale, be a beneficial owner of in excess of five percent (5%) of the number of shares of Voting Stock of the Company outstanding (assuming the full conversion of all Notes into Common Stock) on the date of such proposed sale.

Such provision, however, is inapplicable so long as the Purchaser continues to own less than five percent (5%) of the shares of Voting Stock outstanding of the Company.

           Commencing with the next annual meeting of stockholders of the

Company to be held in 1993 (or upon the occurrence of any of the events listed in clause (i), (ii) or (iii) of the immediately following paragraph) and at each annual meeting of stockholders of the Company thereafter, so long as the

Fund holds (A) shares of Voting Stock acquired upon the conversion or exchange of the Notes or purchased under the Securities Purchase Agreement or (B) Notes convertible or exchangeable (after giving effect to any adjustments) into shares of Voting Stock that (in the case of clauses (A) and (B)) in the aggregate represent five percent (5%) or more of the total number of shares of

Voting Stock outstanding (assuming the full conversion of all Notes into Common

Stock), the Fund shall be entitled to designate one director to the Company's

Board of Directors for each of the Number of Purchaser's Designees.

           The Number of Purchaser's Designees shall be one; PROVIDED, HOWEVER,

that upon (i) a Change of Control (as defined in Section 8.12 of the Securities

Purchase Agreement), (ii) an Event of Default under Section 10.1(d) or (e) of the Notes, or (iii) a recapitalization of the Company in which the Purchaser's percentage ownership of Common

                                                    Page 12 of 19 Pages

Stock (assuming the full conversion, exercise

and exchange of all warrants, options and convertible securities of the Company convertible, exercisable or exchangeable into Common Stock) after such recapitalization is greater than the Purchaser's percentage ownership of Common

Stock (assuming the full conversion, exercise and exchange of all warrants,

options and convertible securities of the Company convertible, exercisable or exchangeable into Common Stock) prior to such recapitalization, the Number of

Purchaser's Designees shall be such number (but not less than one) obtained by multiplying the total number of directors of the Company times the ratio of (A)

the number of shares of Voting Stock of the Company held by the Fund plus the number of shares of Voting Stock of the Company issuable upon conversion of the

Notes held by the Fund to (B) the total number of shares of Voting Stock of the

Company outstanding (assuming the full conversion of all Notes into Common

Stock), and rounding upward from one-half or more and downward from less than one-half.

           The Company shall cause such designee(s) of the Fund, provided such designee(s) meet(s) the standards set forth in the Securities Purchase

Agreement, to be included in the slate of nominees recommended by the Board to the Company's stockholders for election as directors, and the Company shall use its best efforts to cause the election of such designee(s), including voting all shares for which the Company holds proxies (unless otherwise directed by the stockholder submitting such proxy) or is otherwise entitled to vote, in favor of the election of such person(s).  Upon the repurchase of the Notes by the Company, the Fund ceased to own five percent (5%) of the shares of Voting

Stock outstanding.  The right of the Fund to cause the Company to redeem the

Notes upon a Change of Control (as defined in the Securities Purchase

Agreement) terminated on November 30, 1994.  The right of the Fund to designate one member of the Company's Board of Directors shall cease and the Company's

Board of Directors shall terminate at the Company's 1996 annual meeting of stockholders if as of such date the Fund holds less than 5% of the

                                                    Page 13 of 19 Pages

Voting Stock outstanding of the Company.  As of the date hereof, the Fund owns less than 5% of the Voting Stock outstanding of the Company.

           Other than as described in the Securities Purchase Agreement, the

Securities or the Registration Rights Agreement, no Reporting Person has any

present plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the

Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other materials change in the

Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any

action similar to any of those enumerated above.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

           (a) through (c).  As set forth above, on December 22, 1992, the

Company issued to the Fund, and the Fund acquired from the Company, (i) 881,542 shares of Common Stock and (ii) the Notes in an aggregate principal amount of

$22,000,000, which were

                                                    Page 14 of 19 Pages

convertible into 2,095,238 shares of Common Stock.  As

of such date, giving effect to the conversion of all Notes, the Fund beneficially owned 2,976,780 shares of Common Stock, representing approximately

15.5%.

           On March 25, 1996, the Company repurchased all the outstanding

Notes.  Therefore, as of March 25, 1996, based upon the number of shares outstanding as of such date as reported in the Company's Annual Report on Form

10-K for the Fiscal Year Ended December 31, 1995, the Fund no longer beneficially owns in excess of five percent of the Common Stock.

           By virtue of BBH & Co.'s relationship with the Fund, BBH & Co. may be deemed to have beneficially owned, as of December 22, 1992, 2,976,780 shares of Common Stock (consisting of 2,095,238 shares of Common Stock issuable upon the conversion of the  Notes and 881,542 shares of Common Stock), which represented approximately 15.5% of the outstanding shares of Common Stock as of

December 22, 1992 (based on the number of shares of Common Stock outstanding as represented by the Company in the Securities Purchase Agreement).  By virtue of the resolution adopted by BBH & Co. designating Long and Tucker, or either of them, as the sole and exclusive partners of BBH & Co. having voting power

(including the power to vote or to direct the voting) and investment power

(including the power to dispose or to direct the disposition) with respect to the Common Stock, Notes and the shares of Common Stock issuable upon conversion of the Notes, each of Long and Tucker may be deemed to have beneficially owned as of December 22, 1992 2,976,780 shares of Common Stock (consisting of

2,095,238 shares of Common Stock issuable upon the conversion of the Notes and

881,542 shares of Common Stock), which represented approximately 15.5% of the outstanding shares of Common Stock as of December 22, 1992 (based on the number of shares of Common Stock outstanding as represented by the Company in the

Securities Purchase Agreement).

                                                    Page 15 of 19 Pages

           As of March 25, 1996, based upon the number of shares outstanding as of such date as reported in the Company's Annual Report on Form 10-K for the

Fiscal Year Ended December 31, 1995, neither BBH & Co., Long nor Tucker beneficially owns in excess of five percent of the Common Stock.

           Except as set forth above, as of the time of the filing of the

Original Statement, no Reporting Person nor, to the best knowledge of each

Reporting Person, any person identified on Schedule I, beneficially owned any shares of Common Stock or had effected any transaction in shares of Common

Stock during the preceding 60 days.

           (d).  To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned thereby.

           (e).  Not applicable.


Item 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES
           OF THE ISSUER.

           The Company has entered into the Registration Rights Agreement with the Fund giving the Fund, among other things, the right to require the Company to register for sale to the public the Common Shares.  Prior to the redemption of the Notes by the Company, the Registration Rights Agreement also gave the

Fund the right to require the Company to register for sale to the public any shares of Common Stock acquired by the Fund upon conversion of the Notes and,

after November 30, 1996, the Notes.

           Except as described elsewhere in this Statement and as set forth in the Securities Purchase Agreement (including the exhibits thereto) and the

Registration Rights Agreement, to the best knowledge of the Reporting Persons,

there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named

                                                    Page 16 of 19 Pages

in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

            *1.  Securities Purchase Agreement, dated as of December 22, 1992,

by and between the Company and the Fund.

            *2.  7.0% Subordinated Convertible Note Due November 30, 2002 in

the aggregate principal amount of $22,000,000 as issued to the Fund on December

22, 1992.

            *3.  Registration Rights Agreement, dated as of December 22,

1992, between the Company and the Fund.

            *4.   Joint Filing Agreement of the Fund, BBH & Co., Long and

Tucker.





- -------------------



*  Filed with the Original Statement.

                                                    Page 17 of 19 Pages



SIGNATURES

          After  reasonable  inquiry  and  to  the  best  of  its or  his knowledge  and  belief,  each  of  the  undersigned  certifies  that  the information set forth in this statement is true, complete and correct.


Dated:  April 23, 1996


                         THE 1818 FUND, L.P.

                         By:  Brown Brothers Harriman & Co.,
                              General Partner


                         By: /S/  LAWRENCE C. TUCKER
                             -------------------------------
                             Name: Lawrence C. Tucker
                             Title:  Partner


                         BROWN BROTHERS HARRIMAN & CO.


                         By: /S/ T. MICHAEL LONG
                             -------------------------------
                             Name: T. Michael Long
                             Title:  Partner



                              /S/  T. MICHAEL LONG
                             -------------------------------
                                   T. Michael Long



                              /S/  LAWRENCE C. TUCKER
                             -------------------------------
                                   Lawrence C. Tucker

                                                    Page 18 of 19 Pages



                         SCHEDULE I

     Set  forth  below  are the names and positions of all of the general partners of BBH & Co.  The  principal  occupation  or  employment of each person  listed below is private banker, and, unless otherwise  indicated,

the business address of each person is 59 Wall Street, New York, New York

10005.  Unless otherwise indicated, each person listed below is a citizen of the United States of America.



                                   BUSINESS ADDRESS
                                   (IF OTHER THAN AS
NAME                               INDICATED ABOVE)
- --------------------               ---------------------------

Peter B. Bartlett

Brian A. Berris

Walter H. Brown

Douglas A. Donahue, Jr.            40 Water Street
                                   Boston, Massachusetts 02109
Anthony T. Enders

Alexander T. Ercklentz

Terrence M. Farley

Elbridge T. Gerry, Jr.

Kyosuko Kashimoto                  8-14 Nihonbashi 30-Chome Chuo-ku
(citizen of Japan)                 Tokyo 103, Japan

Noah T. Herndon

Landon Hilliard

Radford W. Klotz, Jr.

Michael Kraynak, Jr.

T. Michael Long

                                                    Page 19 of 19 Pages


Hampton S. Lynch, Jr.

Michael W. McConnell

William H. Moore III

Donald B. Murphy

John A. Nielsen

Eugene C. Rainis

A. Heaton Robertson                40 Water Street
                                   Boston, Massachusetts  02109

Jeffrey A. Schoenfeld

Stokley P. Towles                  40 Water Street
                                   Boston, Massachusetts 02109

Lawrence C. Tucker

Maarten van Hengel

Douglas C. Walker                  1531 Walnut Street
                                   Philadelphia, Pennsylvania  19102

Laurence F. Whittemore

Richard H. Witmer, Jr.